                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                        Claremont Technology Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    180243107
              ---------------------------------------------------
                                 (CUSIP Number)

                                Robert C. Bensky
                        c/o Technology Crossover Ventures
                   101 Eisenhower Parkway, Roseland, NJ 07068
                                 (201) 228-2234
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 19, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 180243107                                      PAGE 2 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Technology Crossover Ventures, L.P.
      See Item 2 for identification of General Partner
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            275,226 (A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 (A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             275,226 (A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0 (A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      275,226 (A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                                   [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

------------------------------------------------------------------------------

(A) Excludes an aggregate of 102,997 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 180243107                                      PAGE 3 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Technology Crossover Ventures, C.V.
      See Item 2 for a list of General Partners
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Netherlands Antilles

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            21,797 (A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 (A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             21,797 (A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0 (A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      21,797 (A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                                   [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

------------------------------------------------------------------------------

(A) Excludes an aggregate of 356,426 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 180243107                                      PAGE 4 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Technology Crossover Management, L.L.C.
      See Item 2 for list of Managing Members
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            297,023 (A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 (A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             297,023 (A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0 (A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      297,023 (A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                                   [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      OO

------------------------------------------------------------------------------

(A) Excludes an aggregate of 81,200 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 180243107                                      PAGE 5 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Technology Crossover Ventures II, L.P.
      See Item 2 for identification of General Partner
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            38,845 (A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 (A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             38,845 (A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0 (A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      38,845 (A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                                   [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

------------------------------------------------------------------------------

(A) Excludes an aggregate of 339,378 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 180243107                                      PAGE 6 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      TCV II (Q), L.P.
      See Item 2 for identification of General Partner
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            29,863 (A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 (A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             29,863 (A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0 (A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      29,863 (A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                                   [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

------------------------------------------------------------------------------

(A) Excludes an aggregate of 348,360 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 180243107                                      PAGE 7 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      TCV II Strategic Partners, L.P.
      See Item 2 for identification of General Partner
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,300 (A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 (A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,300 (A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0 (A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,300 (A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                                   [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

------------------------------------------------------------------------------

(A) Excludes an aggregate of 372,923 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 180243107                                      PAGE 8 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Technology Crossover Ventures II, C.V.
      See Item 2 for a list of General Partners
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Netherlands Antilles

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,930 (A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 (A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,930 (A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0 (A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,930 (A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                                   [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

------------------------------------------------------------------------------

(A) Excludes an aggregate of 372,293 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 180243107                                      PAGE 9 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      TCV II, V.O.F.
      See Item 2 for a list of Managing General Partners
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Netherlands Antilles

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,262 (A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 (A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,262 (A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0 (A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,262 (A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                                   [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      less than 0.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

------------------------------------------------------------------------------

(A) Excludes an aggregate of 376,961 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 180243107                                     PAGE 10 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Technology Crossover Management II, L.L.C.
      See Item 2 for a list of Managing Members
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            81,200 (A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 (A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             81,200 (A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0 (A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      81,200 (A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                                   [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      OO

------------------------------------------------------------------------------

(A) Excludes an aggregate of 297,023 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 180243107                                     PAGE 11 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Jay C. Hoag
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S. Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          378,223
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             378,223

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      378,223

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                                   [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN

------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 180243107                                     PAGE 12 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Richard H. Kimball
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S. Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          378,223
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             378,223

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      378,223

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                                   [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN

------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------                                        -------------------
CUSIP No. 180243107                                        Page 13 of 18 Pages
-------------------                                        -------------------

    Defined Terms.
    -------------

    Capitalized terms not otherwise defined herein shall have the meanings given them in the original Schedule 13D relating to the Common Stock of the Issuer filed by the undersigned with the Commission on June 19, 1997 (file number 005-46837).

    Item 1.

            Security and Issuer.
            -------------------

    The title of the class of securities to which this Schedule 13D relates is Common Stock ("Common Stock") of Claremont Technology Group, Inc., an Oregon corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1600 N W Compton Drive, Suite 210, Beaverton, OR 97006.

    Item 3.

         Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

    All of the securities of the Issuer disclosed on the cover pages to this
Schedule 13D are held of record by the entities listed below. The source of funds used in the acquisition of such securities, in each case, was the general working capital of such entities. Such working capital was contributed by such entities' respective partners.

                                                     Aggregate
                                                     Number of               Aggregate               Weighted Average
                   Holder                            Shares(1)              Amount Paid               Price Per Share
                   ------                            ---------              -----------              ----------------
TCV I, L.P.                                           275,226                $3,427,946                         $12.46
TCV I, C.V.                                            21,797                  $271,486                         $12.46
TCV II, V.O.F.                                          1,262                   $22,473                         $17.81
TCV II, L.P.                                           38,845                  $691,817                         $17.81
TCV II (Q)                                             29,863                  $531,850                         $17.81
TCV II Strategic Partners                               5,300                   $94,392                         $17.81
TCV II, C.V.                                            5,930                  $105,614                         $17.81
Totals                                                378,223                $5,145,578                         $13.60

----------
(1) Includes both open market purchases of Common Stock and Common Stock purchased from shareholders of the Issuer in a private resale transaction completed prior to the Issuer's initial public offering.


Item 5.

         Interest in Securities of the Issuer.
         ------------------------------------

    (a) and (b) Except to the extent otherwise expressly stated herein, this
Schedule 13D shall not be construed as an admission that any Item 2 Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes,

                                 SCHEDULE 13D

-------------------                                         -------------------
CUSIP No. 180243107                                         Page 14 of 18 Pages
-------------------                                         -------------------

the beneficial owner of any Common Stock disclosed in this Schedule 13D. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by each Item 2 Person are as follows:

                                  Common Stock
                                  Beneficially                                                             Dispositive
   Item 2 Person                      Owned             % of Class(1)             Voting Power                Power
   -------------                  ------------          -------------             ------------             -----------
TCV I, L.P. (2)                    275,226                     3.3%                       sole                  sole
TCV I, C.V. (2)                     21,797                     0.3%                       sole                  sole
TCM I                              297,023                     3.6%                       sole                  sole
TCA I                                    0                      0%                         N/A                   N/A
TCV II, L.P. (3)                    38,845                     0.5%                       sole                  sole
TCV II (Q)  (3)                     29,863                     0.4%                       sole                  sole
TCV II Strategic Partners  (3)       5,300                     0.1%                       sole                  sole
TCV II, C.V. (3)                     5,930                     0.1%                       sole                  sole
TCV II, V.O.F.(3)                    1,262                less than 0.1%                  sole                  sole
TCM II                              81,200                     1.0%                       sole                  sole
TCA II                                   0                      0%                         N/A                   N/A
Hoag (4)                           378,223                     4.6%                     shared                  sole
Kimball (4)                        378,223                     4.6%                     shared                  sole

------------------------------------
    (1)
         All percentages in this table are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on the 8,218,961 shares of Common Stock of the Company outstanding as of May 6, 1997, as reported in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997.

    (2)
    Each noted entity (together, the "TCV I Funds") is the holder of record of the securities set forth opposite the name of such entity and has sole voting and investment power with respect to such securities. TCM I, as sole General Partner of TCV I, L.P. and as Investment General Partner of TCV I, C.V., may also be deemed to have sole voting and investment power with respect to such securities. TCM I disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

    (3)
    Each noted entity (together, the "TCV II Funds") is the holder of record of the securities set forth opposite the name of such entity and has sole voting and investment power with respect to such securities. TCM II, as sole General Partner of TCV II, L.P., TCV II (Q) and TCV II Strategic Partners and as

                                 SCHEDULE 13D

-------------------                                         -------------------
CUSIP No. 180243107                                         Page 15 of 18 Pages
-------------------                                         -------------------

    Investment General Partner of TCV II, C.V. and TCV II, V.O.F., may also be deemed to have sole voting and investment power with respect to such securities. TCM II disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

    (4)
    Under the operating agreements of both TCM I and TCM II, Hoag and Kimball have the independent power to cause the funds managed by such entities to buy and sell securities of publicly traded portfolio companies, however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, Hoag and Kimball may also be deemed to have sole dispositive power and shared voting power with respect to the securities held by the TCV I Funds and the TCV II Funds. Hoag and Kimball disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.


(c) The following is a list of all transactions in the Issuer's securities by the Item 2 Persons effected after this Schedule 13D was originally filed on June 19, 1997. All of such transactions were open market transactions.

                                                                                                Aggregate Percentage Ownership
                                                                          Price                  of All Item 2 Persons After
                                                    Shares                 Per                  Transactions Effected on Date
Purchaser                           Date             Sold                 Share                           Listed(1)
---------                           ----             ----                 -----                ------------------------------
TCV II, V.O.F.                    6-24-97              140                 $23.25                       5.6%
TCV II, L.P.                      6-24-97            4,306                 $23.25                       5.6%
TCV II (Q)                        6-24-97            3,310                 $23.25                       5.6%
TCV II Strategic Partners         6-24-97              587                 $23.25                       5.6%
TCV II, C.V.                      6-24-97              657                 $23.25                       5.6%
TCV I, L.P.                       6-26-97            9,266                 $22.88                       5.5%
TCV I, C.V.                       6-26-97              734                 $22.88                       5.5%
TCV I, L.P.                       6-27-97            9,266                 $23.00                       5.3%
TCV I, C.V.                       6-27-97              734                 $23.00                       5.3%
TCV I, L.P.                       6-30-97           41,698                 $23.13                       4.8%
TCV I, C.V.                       6-30-97            3,302                 $23.13                       4.8%
TCV I, L.P.                       7-01-97            9,266                 $22.88                       4.7%
TCV I, C.V.                       7-01-97              734                 $22.88                       4.7%
TCV I, L.P.                       7-02-97            5,560                 $23.00                       4.6%
TCV I, C.V.                       7-02-97              440                 $23.00                       4.6%

                                 SCHEDULE 13D

-------------------                                         -------------------
CUSIP No. 180243107                                         Page 16 of 18 Pages
-------------------                                         -------------------


-----------------------------------
    (1)
         All percentages in this table are based on the 8,218,961 shares of Common Stock of the Company outstanding as of May 6, 1997, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997.

(d)      Inapplicable.

(e)      Inapplicable.


    Item 7.

         Material to be Filed as Exhibits.
         --------------------------------

    The following exhibit was filed as Exhibit A to the original Schedule 13D relating to the Common stock of the Issuer filed by the undersigned with the Commission on June 19, 1997 (file number 005-46837) and is hereby incorporated herein by reference:

    A - Statement Appointing Designated Filer and Authorized Signer dated
        June 2, 1997

                                 SCHEDULE 13D

-------------------                                         -------------------
CUSIP No. 180243107                                         Page 17 of 18 Pages
-------------------                                         -------------------

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 14, 1997

TECHNOLOGY CROSSOVER VENTURES, L.P.,
a Delaware Limited Partnership

By:        /s/ Robert C. Bensky
    ----------------------------------------------
         Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES, C.V.,
a Netherlands Antilles Limited Partnership

By:        /s/ Robert C. Bensky
    ----------------------------------------------
        Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT, L.L.C., a Delaware Limited Liability Company

By:      /s/ Robert C. Bensky
    ----------------------------------------------
        Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES II, L.P.,
a Delaware Limited Partnership

By:      /s/ Robert C. Bensky
    ----------------------------------------------
        Robert C. Bensky, Authorized Signatory

TCV II (Q), L.P.,
a Delaware Limited Partnership

By:   /s/ Robert C. Bensky
    ----------------------------------------------
        Robert C. Bensky, Authorized Signatory

TCV II STRATEGIC PARTNERS, L.P.,
a Delaware Limited Partnership

By:      /s/ Robert C. Bensky
    ----------------------------------------------
        Robert C. Bensky, Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES II, C.V.,
a Netherlands Antilles Limited Partnership

By:      /s/ Robert C. Bensky
    ----------------------------------------------
        Robert C. Bensky, Authorized Signatory

TCV II, V.O.F.,
a Netherlands Antilles General Partnership

By:      /s/ Robert C. Bensky
    ----------------------------------------------
        Robert C. Bensky, Authorized Signatory

                                 SCHEDULE 13D

-------------------                                         -------------------
CUSIP No. 180243107                                         Page 18 of 18 Pages
-------------------                                         -------------------


TECHNOLOGY CROSSOVER MANAGEMENT II, L.L.C., a Delaware Limited Liability Company

By:      /s/ Robert C. Bensky
    ----------------------------------------------
        Robert C. Bensky, Authorized Signatory

Jay C. Hoag

By:      /s/ Robert C. Bensky
    ----------------------------------------------
        Robert C. Bensky, Authorized Signatory

Richard H. Kimball

By:      /s/ Robert C. Bensky
    ----------------------------------------------
        Robert C. Bensky, Authorized Signatory